

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

<u>Via Facsimile</u>
Mr. Peter Karmanos, Jr.
Chief Executive Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226-5099

> **Re: Compuware Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed May 27, 2011**
> **File No. 000-20900**

Dear Mr. Karmanos:

        We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Item 1. Business

Backlog, page 13

1.   We note that beginning in fiscal 2011, backlog of your application services segment includes up to three years of anticipated renewal revenue associated with certain annual contracts that you believe are highly likely to be renewed. Please tell us how your disclosure complies with Item 101(c)(1)(viii) of Regulation S-K which requires backlog to include only orders that are believed to be firm.

Item 8. Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition

Professional services fees, page 61

2.   We note that many of your application service fee contracts include a one-time project fee and recurring SaaS fees and that you have concluded that the one-time project fees do not qualify as a separate element of accounting because you are the only vendor to provide the services. Please address the following as it relates to these arrangements:

   • Since the one-time project fees do not qualify as a separate unit of accounting, please tell us why this fee is recognized over the expected service period as opposed to being combined with the recurring SaaS fees and recognized over the SaaS contract period. Refer to paragraphs 5 and 6 of ASC 605-25-25.

   • Your disclosure on page 11 indicates that you began offering a new solution during 2011, First Mile. Tell us whether this policy relates to that solution.

   • Updated disclosure included in the Form 10-Q for the quarterly period ended September 30, 2011 implies that you have now concluded that some project fees have standalone value since other vendors provide similar services while other project fees do not have standalone value. Provide the basis for the change in your conclusion from the Form 10-K.

Note 14 – Income Taxes, page 81

3.   We note that foreign income before income taxes comprises 14% of your 2011 pre-tax income. Please tell us how you considered disclosing whether you have any foreign unremitted earnings, the amount of such unremitted earnings and the amount of the unrecognized deferred tax liability associated with the unremitted earnings, if any. Refer to paragraph 2 ASC 740-30-50.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief